UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: November 8, 2013

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Circular dated November 7, 2013, entitled “Renewal of Continuing Connected Transactions in Respect of 2014 to 2016”.
Exhibit 99.2	Announcement dated November 7, 2013, entitled “Notice of Extraordinary General Meeting”.
Exhibit 99.3	Announcement dated November 7, 2013, entitled “Form of Proxy for The Extraordinary General Meeting to be Held on 27 November 2013”.
Exhibit 99.4	Announcement dated Novemeber 7, 2013, entitled “Notification Letter and Request Form for Non-registered Holders”.

Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

  RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2014 TO 2016

Independent Financial Adviser to the Independent Board Committee

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 27 November 2013 at 3 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 61 to 62 of this circular. Whether or not you intend to attend such meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 36 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at the meeting or any adjourned meeting if they so wish.

8 November 2013

- i -

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“2010 Circular”	the circular issued by the Company to its Shareholders in relation to the Continuing Connected Transactions for 2011 to 2013 dated 3 November 2010

“2010 EGM”	the extraordinary general meeting of the Company held on 24 November 2010

“Announcement”	the announcement dated 6 November 2013 made by the Company in relation to the renewal of Continuing Connected Transactions in respect of 2014 to 2016

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“Circular”	the circular issued by the Company to its Shareholders dated 8 November 2013

“CNOOC”
China National Offshore Oil Corporation（中國海洋石油 總公司）, the controlling shareholder of the Company indirectly holding approximately 64.44% of all of the Shares in issue through OOGC and CNOOC BVI as at the Latest Practicable Date

“CNOOC BVI”
CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.44% of all the Shares in issue as at the Latest Practicable Date

“CNOOC EnerTech”	CNOOC Energy Technology & Services Limited（中海 油能源發展股份有限公司）, a company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”
CNOOC Limited （中國海洋石油有限公司）, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange  and  Toronto Stock Exchange

DEFINITIONS

“Comprehensive Framework Agreement”	the Comprehensive Framework Agreement dated 6 November 2013 entered into between the Company and CNOOCinrelationtotheContinuingConnected Transactions

“Continuing Connected Transactions”	the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this Circular

“Director(s)”	director(s) of the Company

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held on 27 November 2013 at 3:00 p.m. to approve the Non-exempt Continuing Connected Transactions
(including  the relevant Proposed Caps), or any adjournment thereof

“EGM Notice”	the notice of the Company dated 8 November 2013 convening the EGM as set out on pages 61 and 62 of this Circular

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Independent Board Committee”	an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Wang Tao, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), with Mr. Chiu Sung Hong acting as the Chairman

“Independent Financial Adviser” or “Somerley”
Somerley Limited, a corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, is the independent financial adviser to the Independent Board Committee and the Independent Shareholders

DEFINITIONS

“Independent Shareholders”	the Shareholders of the Company other than OOGC, CNOOC BVI and their respective Associates

“Jones Lang LaSalle”	Jones Lang LaSalle Corporate Appraisal and Advisory Limited, an independent property valuer

“Latest Practicable Date”	1 November 2013, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“Non-exempt Continuing Connected Transactions”	the Continuing Connected Transactions other than those under the categories of “Provision of marketing, management and ancillary services by CNOOC and/or its Associates to the Group”, “FPSO vessel leases from CNOOC and/or its Associates to the Group” and
“Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing  Connected Transactions under  the Comprehensive Framework Agreement” in this Circular

“OOGC”	Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a Shareholder directly holding five Shares in issue as at the date of the Latest Practicable Date

“Ordinary Resolution(s)”	the proposed ordinary resolution(s) as referred to in the EGM Notice

“PRC”	the People’s Republic of China, excluding for the purpose of this Circular, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Cap(s)”	the proposed maximum annual aggregate value(s) for each of the Continuing Connected Transactions of the Company in respect of 2014 to 2016 as set out in the section headed “Proposed Caps and Rationale” in this Circular

DEFINITIONS

“Relevant Categories”	the “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Provision of exploration and support services” categories of continuing connected transactions between the Group and CNOOC and/or its Associates

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shares”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholders”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Board of Directors Executive Directors Li Fanrong Wu Guangqi	Registered office 65th Floor, Bank of China Tower 1 Garden Road Hong Kong

Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zho Shouwei Wu Zhenfang

Independent Non-executive Directors Chiu Sung Hong (Chairman of the Independent Board Committee) Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

To the Shareholders	8 November 2013

Dear Sir or Madam,
  RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2014 TO 2016

1.       INTRODUCTION

Reference is made to the Announcement in relation to the renewal of Continuing Connected Transactions in respect of 2014 to 2016. The purpose of this Circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolutions to be proposed at the EGM relating to the approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

LETTER FROM THE BOARD

2.       RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014 TO 2016

Background

Reference is made to the 2010 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders had approved the non-exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for 2011 to 2013 at the 2010 EGM. References are also made to the announcement of the Company dated 24 October 2012 and circular of the Company dated 24 October 2012 in relation to the revised caps for the Relevant Categories of the Continuing Connected Transactions in respect of 2012 and 2013.

The Company expects to continue the Continuing Connected Transactions after 31 December 2013 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter l4A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2014 to 31 December 2016), including disclosing further information thereof in this Circular and seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreement

The Company entered into a Comprehensive Framework Agreement on 6 November 2013 with CNOOC for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of the Comprehensive Framework Agreement is for a period of three years commencing from 1 January 2014, and is conditionalupontheIndependentShareholders’approvalattheEGM.The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 1 November 2010, as described in the 2010 Circular.

The Continuing Connected Transactions under the Comprehensive Framework Agreement can be categorized as follows:

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services;

(b)	Provision of oil and gas development and support services;

LETTER FROM THE BOARD

(c)	Provision of oil and gas production and support services;

(d)	Provision of marketing, management and ancillary services; and

(e)	FPSO vessel leases;

Provision of management, technical, facilities andancillaryservices, including the supply of materials by the Group to CNOOC and/or its Associates;

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(b)	Long term sales of natural gas and liquefied natural gas.

Note:
The categories “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Long term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements. The other categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements.

Since the establishment of the Company, certainAssociatesofCNOOC specializing in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant fields of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company). Depending on the total value of the bid, an independent committee comprising external specialists may also be involved. Under the applicable PRC laws, such independent committee will be formed during the assessment of the bid process. The whole bid evaluating process will be conducted fairly and objectively and is governed by the applicable PRC laws. The Company will award the contract to the bidder in accordance with the applicable laws. The Group will continue to use these services provided by the Associates of CNOOC. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its Associates are set out below.

LETTER FROM THE BOARD

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)       Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

well site survey;

seismic data acquisition and processing;

integrated exploration research services;

exploration well operation;

related technical services on exploration well;

tow-boat, transportation and safety services;

and other related technical and supporting services.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the charges for the provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB6,625 million, RMB8,349 million and RMB3,905 million, respectively.

(b)       Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

platform survey;

drilling and completion well operation;

related technical services on drilling and completion;

design, construction, installation and tuning of production facilities;

shipping transportation;

provision of materials/equipment;

integrated research on development techniques; and

other related technical and supporting services.

LETTER FROM THE BOARD

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB13,544 million, RMB23,857 million and RMB12,000 million, respectively.

(c)       Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its Associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

integrated research on production techniques;

well workover;

shipping transportation;

oil tanker transportation; provision of materials/equipment; maintenance of platform;

repair of equipment and pipeline;

production operations;

oil and gas production labour services;

warehousing and storage;

lease of equipment and building;

road transportation services; telecommunication and network services; wharf services;

construction services, including roads, wharf, buildings, factories and water barrier;

maintenance and repair of major equipment;

medical, childcare and social services;

LETTER FROM THE BOARD

provision of water, electricity and heat;

security and fire services; technical training; accommodation;

maintenance and repair of buildings;

catering services; and

other related technical and supporting services.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB6,675 million, RMB7,523 million and RMB3,581 million, respectively.

(d)       Provision of marketing, management and ancillary services

CNOOC and/or its Associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

marketing services;

management; staff recruitment; publishing;

telecommunications; leases of properties; property management;

water, electricity and heat supply;

sewage disposal;

car rental;

integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

LETTER FROM THE BOARD

integrated research.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the charges for the provision of other marketing, management and ancillary services excluding leases of properties and property management payable to CNOOC and/or its Associates were approximately RMB385 million, RMB592 million and RMB217 million, respectively.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its Associates leased certain premises covering an aggregate area of approximately 160,000 square meters, including its headquarters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates also provided management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the aggregate rentals and management fees payable by the Group to CNOOC and/or its Associates were approximately RMB136 million, RMB178 million and RMB103 million, respectively. Jones Lang LaSalle, an independent property valuer, has confirmed that the payments due under the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the aggregate charges for the provision of marketing, management and ancillary services (including leasing and management of properties) payable by the Group to CNOOC and/or its Associates were approximately RMB521 million, RMB770 million and RMB320 million, respectively.

Pricing of transactions relating to services provided by CNOOC and/or its Associates to the Group under categories (a) to (d) above

The Continuing Connected Transactions referred to in categories (a) to (d) above relate to services provided by CNOOC and/or its Associates to the Group. In general, the services provided by CNOOC and/or its Associates to the Group are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors. The Company has strict internal control procedures in place for various processes such as suppliers review/screening, bidding process, contract signing, etc. in order to ensure the services provided by CNOOC and/or its Associates

LETTER FROM THE BOARD

to the Group under categories (a) to (d) above are on normal commercial terms or on terms that are no less favourable than those available to the Group from independent third parties and under prevailing local market conditions.

For services provided by CNOOC and/or its Associates to the Group as described above, on the basis of the above pricing principle, such service must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	State-prescribed prices; or

(ii)	where there is no State-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the costs relating to any future contracts with CNOOC and/or its Associates will be on a similar basis.

Currently, services under categories (a) to (d) above are charged in accordance with either the market prices and/or cost-plus-margin approach as set out in paragraphs (ii) and/or (iii) above. However, the policy of the PRC government in relation to State-prescribed prices may change from time to time and such policy may be applicable to the pricing mechanism for services under categories (a) to (d) in the future.

It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its Associates and relevant members of the Group. Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. These agreements may only contain provisions which are in all material respects consistent with the guidelines and terms and conditions as set out above.

(e)       FPSO vessel leases

The Group leases floating production, storage and offloading (FPSO) vessels from CNOOC EnerTech for use in oil production operations at market prices and on normal commercial terms after arm’s length negotiations which are calculated on a daily basis. Moreover, the terms offered by CNOOC and/or its Associates to the Group should not be less favourable than those granted by CNOOC and/or its Associates to their third party customers. The charges for a vessel may be based on a fixed daily rate, or on a floating rate determined by multiplying a rate with the oil and gas production volume. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The term of FPSO vessel leases are usually

LETTER FROM THE BOARD

determined based on the expected term of oil production. The Company leases six FPSO vessels from CNOOC EnerTech, an Associate of CNOOC, with duration in a range of 10 years to 20 years. The Directors expect that the Group will maintain the number of FPSO vessels at seven for the coming three financial years ending 31 December 2016. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules is set out below. For the two years ended 31 December 2012 and the six months ended 30 June 2013, the aggregate rentals of FPSO vessels payable by the Group to CNOOC and/or its Associates were approximatelyRMB1,253million,RMB1,127millionandRMB601million, respectively.

The Company leases FPSO vessels with duration in a range of 10 years to 20 years. From the Company’s perspective, the term of the FPSO vessel leases with duration in excess of three years is beneficial to the Company because: (i) such arrangement is in the Group’s favour as it enables the Group to constantly equip itself with the FPSO vessels throughout substantially the expected duration of production of its oil fields without committing its own capital upfront; and (ii) it is cost-effective for the Group to have a long-term lease because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases.

Pursuant to Chapter 14A of the Listing Rules, Somerley has been appointed as the Independent Financial Adviser to provide advice, amongst other things, in relation to the duration of the FPSO vessel leases. Since the term of the FPSO vessel leases are for a period longer than three years, Somerley, as Independent Financial Adviser, is required to: (i) explain why a term longer than three years is necessary for the FPSO vessel leases; and (ii) confirm if it is normal business practice for contracts of this type to be of such duration, pursuant to Rule 14A.35(1) of the Listing Rules.

View from Independent Financial Adviser

In arriving its opinion, Somerley has, among other things, discussed with the Directors the rationale for the duration of the agreements regarding the FPSO vessels lease. In considering whether it is normal business practice for contracts of a similar nature to the FPSO vessel leases to have a term of such duration, Somerley has reviewed publicly available information regarding a number of FPSO vessel leases which involve duration in excess of three years, and based on such review, Somerley is of the opinion that the duration of the agreements regarding the FPSO vessel leases is in line with normal business practice for contract of this type.

Having considered that (i) the Group wishes to use the services of the FPSO vessels throughout the expected duration of production of its oil fields without incurring material capital risk; (ii) CNOOC EnerTech requests the security of a long-term lease for its considerable capital commitments to build and construct FPSO vessels; and (iii) it is cost-effective for the Group to have a long-term lease because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases, Somerley is of the view that it is necessary for the FPSO vessel leases to be of a longer period than three years.

LETTER FROM THE BOARD

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its Associates to the Group under categories (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its Associates include:

technical consulting; technology transfer; management;

technical research services; and

other supporting services.

The Group did not enter into any such transactions for the two years ended 31 December 2012 and the six months ended 30 June 2013. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. To facilitate such development, it is anticipated that CNOOCmayrequiretheprovisionoftechnicalconsulting,technicaltransfer, management services, technical research services and other related services from the Group, and the Group may provide certain of these services to CNOOC and/or its Associates in the near future.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses at State-prescribed prices or local, national or international market prices and on normal commercial terms. The pricing basis that is currently adopted by the Company for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) mainly benchmarks to international oil prices. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under the long term sales

LETTER FROM THE BOARD

contracts as described below, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates were approximately RMB127,270 million, RMB157,441 million and RMB85,835 million, respectively.

(b)       Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses at State-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. The pricing basis that is currently adopted by the Company for the long term sales of petroleum and liquefied natural gas mainly benchmarks to international oil prices. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilize the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into long term sales contracts with a term of 5 to 20 years. The Group classifies sales contracts with the term of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in overseas. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. In order to ensure the return on investment and to achieve the requirements of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years. The Group may sell liquefied natural gas to CNOOC and/or its Associates which engage in the downstream petroleum businesses at State-prescribed prices or local, national or international market prices and on normal commercial terms taking into account the term of the sales contract.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval from the Independent Shareholders regarding the annual caps for this category of continuing connected transactions after 31 December 2016, then the individual agreements falling under this category will be terminated on that date. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules has been included in the Letter from the Independent Financial Adviser as set out on pages 25 to 55 of this Circular.

LETTER FROM THE BOARD

For the two years ended 31 December 2012 and the six months ended 30 June 2013, long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates were approximately RMB5,896 million, RMB5,937 million and RMB3,126 million, respectively.

The consideration for the Continuing Connected Transactions set out above have been and will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Payment terms will be defined in the individual agreements to be entered into between the Company and CNOOC and/or its Associates.

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organization which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates constitute continuing connected transactions for the Company under the Listing Rules.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; and (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each of the above Continuing Connected Transactions are fair and reasonable.

In particular, it should be noted that the independent non-executive Directors constituting the Independent Board Committee have given their view in support of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) after considering the advice from the Independent Financial Adviser. Please refer to the Letter from the Independent Board Committee on page 24 of this Circular and the Letter from the Independent Financial Adviser from pages 25 to 55 of this Circular for further details.

LETTER FROM THE BOARD

Proposed Caps and rationale

The Board has considered and proposed that the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2014 to 31 December 2016:

	Continuing connected transactions	Historical amount	Existing 2013 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB6,625 million, RMB8,349 million and RMB3,905 million, respectively	For the year ending 31 December 2013, RMB11,950 million	For the three years ending 31 December 2016, RMB15,000 million, RMB16,100 million and RMB17,200 million, respectively
The annual proposed caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated increase in investment in exploration activities; the estimated increase in the level of exploration activities by the Group for its overseas projects; and further development and expansion of Group’s business. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(b)	Provision of oil and gas development and support services	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB13,544 million, RMB23,857 million and RMB12,000 million, respectively	For the year ending 31 December 2013, RMB38,822 million	For the three years ending 31 December 2016, RMB47,200 million, RMB49,600 million and RMB52,100 million, respectively
The annual proposed caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/or its Associates to the Group; the increase in new projects under development construction as a result of achievements in exploration; and the number of ongoing and estimated future development projects and the stages of such projects. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

LETTER FROM THE BOARD

	Continuing connected transactions	Historical amount	Existing 2013 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

(c)	Provision of oil and gas production and support services	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB6,675 million, RMB7,523 million and RMB3,581 million, respectively	For the year ending 31 December 2013, RMB9,956 million	For the three years ending 31 December 2016, RMB10,500 million, RMB11,600 million and RMB12,800 million, respectively
The annual proposed caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/or its Associates to the Group; the anticipated commencement of production of certain projects (including the Liwan 3-1 project); the resumption of production activities in certain oilfields; and the anticipated commencement of production of more new oil and gas fields. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(d)	Provision of marketing, management and ancillary services	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB521 million, RMB770 million and RMB320 million, respectively	For the year ending 31 December 2013, RMB905.09 million	For the three years ending 31 December 2016, RMB1,408 million, RMB1,875 million and RMB2,075 million, respectively
The annual proposed caps for the provision of marketing, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the marketing, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(e)	FPSO vessel leases	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB1,253 million, RMB1,127 million and RMB601 million, respectively	For the year ending 31 December 2013, RMB1,546 million	For the three years ending 31 December 2016, RMB1,450 million, RMB2,180 million and RMB2,350 million, respectively
The annual proposed caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/or its Associates to the Group; the effect of the use of the back-in-service vessel previously under repair; the anticipated number of FPSO vessels to be leased to accommodate business expansion of the Group; the anticipated increase in production of new oilfields; and the higher charging rate of the vessel that was back in service. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

LETTER FROM THE BOARD

	Continuing connected transactions	Historical amount	Existing 2013 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

	Provision of management technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2012 and the six months ended 30 June 2013	For the year ending 31 December 2013, RMB100 million	For the three years ending 31 December 2016, RMB100 million, RMB100 million and RMB100 million, respectively
The annual proposed caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/ or its Associates have been determined with reference to the anticipated need by CNOOC and/or its Associates for the provision of such services as a result of CNOOC’s need to optimize its industrial chain to facilitate its development towards a world-class integrated energy company. The annual proposed caps are based on the previous caps approved by the independent shareholders in the 2010 EGM. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB127,270 million, RMB157,441 million and RMB85,835 million, respectively	For the year ending 31 December 2013, RMB296,722 million	For the three years ending 31 December 2016, RMB346,700 million, RMB438,600 million and RMB504,400 million, respectively
The annual proposed caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/ or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates; the scheduled production capacity of the Group; the estimated resultant increase in the Group’s production and sales due to the expected increase in demand for petroleum and gas products from CNOOC and/or its Associates; and the potential fluctuation and increase in the prices of crude oil. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

LETTER FROM THE BOARD

	Continuing connected transactions	Historical amount	Existing 2013 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

(b)	Long term sales of natural gas and liquefied natural gas	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB5,896 million, RMB5,937 million and RMB3,126 million, respectively	For the year ending 31 December 2013, RMB21,155 million	For the three years ending 31 December 2016, RMB30,700 million, RMB38,900 million and RMB44,700 million, respectively
The annual proposed caps for long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates, the expected commencement of production of the Liwan 3-1 project and other gas fields; the ongoing production of existing gas fields; and the anticipated increase in the sale prices of the Group’s gas products in view of the new maximum state-prescribed (province) gas prices published by the PRC government in June 2013; and the upward adjustment of the maximum local incremental gas tiptop fixing price. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the following categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation to each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.34(1) of the Listing Rules:

Provision of marketing, management and ancillary services by CNOOC and/or its Associates to the Group;

FPSO vessel leases from CNOOC and/or its Associates to the Group; and Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates.

LETTER FROM THE BOARD

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements, as each of the percentage ratios (other than the profits ratio), where applicable, in relation to each category of the Non-exempt Continuing Connected Transaction is, on an annual basis, expected to be equal or exceed 5%. The Company will seek the Independent Shareholders’ approval at the EGM for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt ContinuingConnected Transactions shall not exceed the relevant Proposed Cap;

2.	(i)	the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (a) on normal commercial terms or (b) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

	(ii)	the Non-exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Framework Agreement and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

3.       GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation and financial services.

4.       EGM

Approval from the Independent Shareholders will be sought at the EGM for the renewal of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). A notice convening the EGM is set out on pages 61 to 62 of this Circular. Voting will be conducted by poll at the EGM as required under the Listing Rules.

In view of the equity interest held directly and indirectly by CNOOC in OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM.

LETTER FROM THE BOARD

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the EGM is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed thereon not less than 36 hours before the time fixed for holding the EGM, if they do not intend to be present in person at the EGM.

5.       RECOMMENDATION OF THE BOARD

The Directors are of the opinion that the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM.

Mr. Wang Yilin, Mr. Yang Hua, Mr. Li Fanrong and Mr. Wu Guangqi abstained from voting on the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the relevant board meeting due to their positions at CNOOC.

6.	RECOMMENDATION OF THE INDEPENDENT FINANCIAL ADVISER AND THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

Somerley considers the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and the terms of the Comprehensive Framework Agreement with CNOOC in relation to the Non-exempt Continuing Connected Transactions are on normal commercial terms. Somerley also considers that the Proposed Caps and the terms of the Comprehensive Framework Agreement with CNOOC in relation to the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. The full text of the letter from the Independent Financial Adviser issued by SomerleycontainingitsrecommendationinrespectoftheNon-exemptContinuing Connected Transactions (including the relevant Proposed Caps) is set out on pages 25 to 55 of this Circular.

LETTER FROM THE BOARD

The Independent Board Committee, having taken into account the advice of Somerley, considers the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). The full text of the letter from the Independent Board Committee is set out on page 24 of this Circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Yilin Chairman of the Board of Directors

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

8 November 2013

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), details of which are set out in the letter from the Board contained in the Circular issued by the Company to the Shareholders dated 8 November 2013, of which this letter forms part. We wish to draw your attention to the letter from Somerley as set out on pages 22 to 55 of the Circular. Terms defined in the Circular shall have the same meanings when used herein, unless the context otherwise requires.

Having considered the information set out in the letter from the Board, the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the advice of Somerley in relation thereto as set out on pages 25 to 55 of the Circular, we are of the view that the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Yours faithfully, For and on behalf of the Independent Board Committee CNOOC Limited Chiu Sung Hong Chairman of the Independent Board Committee Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice from the Independent Financial Adviser, Somerley Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this Circular.

SOMERLEY LIMITED 20th Floor, China Building 29 Queen’s Road Central Hong Kong

8 November 2013

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014 TO 2016

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on (1) the Non-exempt Continuing Connected Transactions
(including the relevant Proposed Caps), in respect of which the Independent Shareholders’ approval is being sought; and (2) the duration of agreements regarding long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years. Details of the Non-exempt Continuing Connected Transactions, the relevant Proposed Caps and the duration of agreements regarding long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years are set out in the “Letter from the Board” contained in the circular of the Company to the Shareholders dated 8 November 2013 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, based on the records of the Company, CNOOC indirectly owned approximately 64.44% of the issued share capital of the Company through OOGC and CNOOC BVI. CNOOC is therefore a connected person (as defined under the Listing Rules) of the Company and the transactions contemplated under the Comprehensive Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules. The Non-exempt Continuing Connected Transactions and the relevant annual caps for the two financial years ended 31 December 2011 and 2012, and the financial year ending 31 December 2013 were approved by the Independent Shareholders at the 2010 EGM. The revised annual caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) of the Non-exempt Continuing Connected Transactions for the financial year ended 31 December 2012 and the financial year ending 31 December 2013 were approved by the Independent Shareholders at the extraordinary general meeting convened on 21 November 2012. It was stated in the announcement of the Company dated 24 October 2012 that annual caps for provision of exploration and support services for the financial year ended 31 December 2012 and the financial year ending 31 December 2013 were revised. No Independent Shareholders’ approval was required for such annual caps revision. As the Group will continue to carry out the Non-exempt Continuing Connected Transactions with CNOOC and/or its Associates, the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Directors propose to seek Independent Shareholders’ approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) which will be conducted in the coming three financial years ending 31 December 2014, 2015 and 2016.

The Independent Board Committee, comprising all of the four independent non-executive Directors, namely Messrs Chiu Sung Hong, Lawrence J. Lau, Tse Hau Yin, Aloysius and Wang Tao, has been established to make a recommendation to the Independent Shareholders on whether the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We, Somerley Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. Furthermore, under Rule 14A.35(1) of the Listing Rules, we are required to explain why contract periods exceeding three years are required for the agreements relating to long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates, and to confirm that it is normal business practice for such contracts to be of such duration.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, CNOOC or its Associates, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1.       Background to and reasons for the Non-exempt Continuing Connected Transactions

CNOOC is the controlling Shareholder of the Company. Prior to the reorganisation (the “Reorganisation”) completed in 1999 for the purpose of facilitating the listing of the Shares on the Stock Exchange, the businesses of the Group were carried out by CNOOC group. The Non-exempt Continuing Connected Transactions were carried out between the Group and CNOOC and/or its Associates prior to the Reorganisation. As part of the Reorganisation, CNOOC established the Company and transferred all of its operational and commercial interests in its offshore petroleum business to the Group. CNOOC retained enterprises which

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

are primarily engaged in, among other things, provision of exploration, development, production, marketing, management and ancillary services in respect of the oil and gas and downstream petroleum businesses (such as fertilizer and methanol business).

Given the above delineation in businesses of the Group and CNOOC Group, the Group becomes a supplier of petroleum and natural gas products to CNOOC Group (i.e. the remaining business), while CNOOC Group continues to provide exploration, development, production, marketing, management and ancillary services in respect of the oil and gas to the Group. We consider this is a normal business practice. We note from the recent annual report of PetroChina Company Limited (“PetroChina”), a company listed on the Stock Exchange, that PetroChina sells, among other things, crude oil, natural gas, refined oil products and chemical products to its parent company, China National Petroleum Corporation (“CNPC”). At the same time, CNPC group provides, among other things, exploration technology services, downhole operation services, oilfield construction services, oil refinery construction services, and engineering and design services to PetroChina. This is also the case for China Petroleum & Chemical Corporation (“Sinopec”), a company listed on the Stock Exchange. As disclosed in its recent annual report, Sinopec also engages in a number of continuing connected transactions involving (i) sales of crude oil, natural gas, refined and petrochemical products and by-products by Sinopec to its parent company; and (ii) provision of, among other things, technical and ancillary production services by its parentcompanytoSinopec.WeconsidertheNon-exemptContinuingConnected Transactions between the Group and CNOOC and/or its Associates are not unusual in our experience because the business of the Group was spun off from a much bigger group of CNOOC and these are also the cases for PetroChina and Sinopec which were spun off from their respective parent group.

Furthermore, we are advised by the Directors that if the Group chooses to conduct exploration, development, production and support services on its own instead of from CNOOC and/or its Associates, the Group will have to incur a substantial amount of capital costs and staff overheads which may adversely affect its financial results and increase its risk profile. Moreover, the Directors consider that it may be more costly to carry out such services itself. The Group has also tried to source these services from international service providers, and found that the terms offered by international service providers are, in general, less competitive than the terms offered by CNOOC and/or its Associates. Therefore, the provision of exploration, development, production and support services by CNOOC and/or its Associates cannot be easily or efficiently eliminated.

We understand from the Directors that both the supply and usage of petroleum and natural gas products in the PRC are dominated by CNPC, China Petrochemical Corporation and CNOOC, being the three largest oil and gas companies in the PRC. Given that the local market prices for petroleum and natural gas products are generally competitive with the international market prices after taking into account the associated costs for export such as tariff and overseas transportation costs, the Group has sold most of its petroleum and natural gas products within the PRC. As a result, the Group has historically supplied petroleum and natural gas products to CNOOC and/or its Associates, as well as to CNPC, China Petrochemical Corporation and/or their respective Associates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the Directors, the Group is satisfied with the services/products provided by CNOOC and/or its Associates and vice versa. In view of the long-term and sound business relationship between the Group and CNOOC and/or its Associates, and given that the Non-exempt Continuing Connected Transactions are conducted on normal commercial terms or on terms no less favourable to the Group than terms available from independent third parties (as more particularly discussed below), we consider that it is in the interests of the Company and the Shareholders as a whole to conduct the Non-exempt Continuing Connected Transactions to facilitate the operation and growth of the Company’s business. In light of the respective principal activities of the Group, we also consider that the Non-exempt Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group.

The Non-exempt Continuing Connected Transactions and the relevant annual caps for the two financial years ended 31 December 2011 and 2012, and the financial year ending 31 December 2013 were approved by the Independent Shareholders at the 2010 EGM. The revised annual caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) of the Non-exempt Continuing Connected Transactions for the financial year ended 31 December 2012 and the financial year ending 31 December 2013 were approved by the Independent Shareholders at the extraordinary general meeting convened on 21 November 2012. It was stated in the announcement of the Company dated 24 October 2012 that annual caps for provision of exploration and support services for the financial year ended 31 December 2012 and the financial year ending 31 December 2013 were revised. No Independent Shareholders’ approval was required for such annual caps revision. On 6 November 2013, the Company entered into the Comprehensive Framework Agreement with CNOOC to regulate their business relationship for the next three financial years ending 31 December 2014, 2015 and 2016. Since the Board anticipates that the applicable percentage ratios (other than the profit ratio) for the Non-exempt Continuing Connected Transactions on an annual basis will not be less than 5% and the annual consideration is expected to be higher than HK$10 million, the Non-exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions for the Company under the Listing Rules. The Directors therefore consider that it is in the commercial interest of the Company to seek approval from the Independent Shareholders for continuing the Non-exempt Continuing Connected Transactions for the coming three financial years ending 31 December 2014, 2015 and 2016 up to the limit specified in the relevant Proposed Caps.

2.       Principal terms of the Non-exempt Continuing Connected Transactions

The Comprehensive Framework Agreement sets out the major terms such as the pricing basis for the provision of the Non-exempt Continuing Connected Transactions and is substantially on the same terms as the comprehensive framework agreements entered into by the Company on 1 November 2010, as described in the 2010 Circular. The detailed terms as to (1) specific products and services requested by the relevant party; (2) detailed technical and other specifications which may be relevant to those products or services; and (3) the quantities and fees for the products and services will be agreed from time to time based on the major terms as set out in the Comprehensive Framework Agreement. Details of the terms

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

of the Comprehensive Framework Agreement are set out in the “Letter from the Board” contained in the Circular with major terms summarised as follows:

(i)       Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include well site survey, seismic data acquisition and processing, integrated exploration research services, exploration well operation, related technical services on exploration well, tow-boat, transportation and safety services, and other related technical and supporting services.

We understand from the Directors that exploration is the first step towards production process for an oil and gas company. There are two types of exploration, namelyriskexploration （風險勘探） and rollover exploration （滾動勘探）. Risk exploration is adopted for exploring a completely new site, while rollover exploration is employed for exploring a site that is adjacent to an oil and gas field that is currently in production.

(ii)       Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include platform survey, drilling and completion well operation, related technical services on drilling and completion, design, construction, installation and tuning of production facilities, shipping transportation, provision of materials/equipment, integrated research on development techniques, and other related technical and supporting services.

Following successful completion of the exploration activity (i.e. oil or gas reserve is found), the oil and gas field will proceed to the development phase. Accordingly, the development of oil and gas fields is the second step of production process for an oil and gas company.

(iii)       Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations include integrated research on production techniques, well workover, shipping transportation, oil tanker transportation, provision of materials/ equipment, maintenance of platform, repair of equipment and pipeline, production operations, oil and gas production labour services, warehousing and storage, lease of equipment and building, road transportation services, telecommunication and network services, wharf services, construction services, including roads, wharf, buildings, factories and water barrier, maintenance and repair of major equipment, medical, childcare and social services, provision of water, electricity and heat, security and fire services, technical training, accommodation, maintenance and repair of buildings, catering services, and other related technical and supporting services. Some of these services may not be available from independent third parties or available on comparable terms.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We understand from the Directors that in general for the provision of services described in paragraphs (i) to (iii) above, the Group will request CNOOC and/or its Associates to provide, along with other potential independent service providers, quotations (including proposals) in respect of the requested services. Following the receipt of quotations from CNOOCand/or its Associates, and other potential independent service providers, the Group will evaluate and compare the terms of quotations and determine the selection of service providers by taking into account factors such as price quotations, quality of the services, ability of the service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the service providers. The contract will be awarded to the service provider who offers the best commercial terms and technical terms to the Company. Depending on the total value of the bid, an independent committee comprising external specialists may also be involved. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand, should CNOOC and/or its Associates consider that the terms of the contracts offered by the Group are not commercially acceptable, CNOOC and/or its Associates may also choose not to accept the contracts. We are of the view that this bidding process is in the interests of the Independent Shareholders as their interests are safeguarded by obtaining and comparing independent third party quotations.

(iv) Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described under the paragraph headed “Long term sales of natural gas and liquefied natural gas” below, the Group also sells certain volume of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

(b)       Long term sales of natural gas and liquefied natural gas

Natural gas is sold to CNOOC and/or its Associates engaging in downstream petroleum businesses (such as the fertilizer and methanol business). The Group has liquefied natural gas related upstream projects in overseas and may sell liquefied natural gas explored from these gas reserves and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. These sales are long term in nature due to the reasons mentioned in the paragraph headed “Duration of agreements regarding long term sales of natural gas and liquefied natural gas” below. The Group classifies sales contracts with duration of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas.

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(v)       Pricing of the Non-exempt Continuing Connected Transactions

The Non-exempt Continuing Connected Transactions will be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties under prevailing local market conditions including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by CNOOC and/or its Associates to the Group as described in paragraphs (i) to (iii) above, it is stated in the Comprehensive Framework Agreement that based on the above pricing principle (i.e. arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties), such service must then be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	state-prescribed prices; or

(b)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(c)
when neither (a) nor (b) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

We consider the aforesaid pricing principles to be fair and reasonable because (1) the Non-exempt Continuing Connected Transactions have to be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties; and (2) pricing mechanisms (a) and (b) are determined on the basis of state-prescribed prices and market prices, including the local, national or international market prices.

In order to assess the fairness and reasonableness of the 10% margin set out in pricing mechanism (c) above, we have searched for oil field servicing companies primarily listed on the New York Stock Exchange (the “Comparable Companies”), which are principally engaged in the provision of oil and gas services including drilling, evaluation, production and completion of oil and gas wells, and providing equipments and products for oilfield and gas services, as stated in the their latest second quarterly reports, with market capitalisation above US$10 billion (equivalent to approximately HK$77.5 billion) as at the day before the Latest Practicable Date, which is determined by reference to the market capitalisation of one of the major service providers (an Associate of CNOOC) of the Group in respect of provision of exploration services, oil and gas development, oil and gas production, and relevant support services. On this basis, we identified nine Comparable Companies. As the principal activities of these nine Comparable Companies are similar to the provision of exploration, oil and gas development, oil and gas production and relevant support

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services to be provided by CNOOC and/or its Associates contemplated under the Comprehensive Framework Agreement, we make reference to their operating profit margins to assess the fairness of the 10% margin.

The table below illustrates the operating profit margins (calculated by dividing the operating income by revenue of the Comparable Companies or the operating income of oilfield and/or gas field exploration, development and production services related segment by that segment revenue) of the Comparable Companies for the three financial years ended 31 December 2010, 2011 and 2012.

	Operating Profit Margin
	Financial year ended 31 December
Name of the Comparable Companies	2010	2011	2012
Baker Hughes Incorporated (NYSE: BHI)	9.8%	13.1%	10.3%
Cameron International Corporation
(NYSE: CAM)	17.9%	16.9%	14.6%
Ensco plc (NYSE: ESV)	43.2%	34.0%	40.3%
FMC Technologies, Inc. (NYSE: FTI)	16.2%	12.4%	13.1%
Halliburton Company (NYSE: HAL)	18.1%	20.7%	16.9%
National Oilwell Varco, Inc. (NYSE:
NOV)	21.5%	21.3%	19.1%
Schlumberger Limited (NYSE: SLB)	19.0%	19.8%	19.8%
Transocean Ltd. (NYSE: RIG)	34.3%	-59.3%	17.2%
Weatherford International Ltd.		(note)
(NYSE: WFT)	7.6%	10.1%	2.0%
Minimum	7.6%	-59.3%	2.0%
Maximum	43.2%	34.0%	40.3%
Mean	20.8%	18.5%	17.0%
		(note)

Note:
An impairment loss of approximately US$5.2 billion was recorded by Transocean Ltd. for goodwill associated with the contract drilling services for the year ended 31 December 2011, resulting in an operating loss. The negative margin of Transocean Ltd. was excluded for the calculation of the mean for the year ended 31 December 2011.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Excluding Transocean Ltd., the operating profit margins of the Comparable Companies ranged from 2.0% to 43.2% for the three financial years ended 31 December 2010, 2011 and 2012, with a mean of approximately 20.8%, 18.5% and 17.0% for the three financial years ended 31 December 2010, 2011 and 2012 respectively. The pricing mechanism referred to (c) above, that is, a margin of not more than 10% (before any applicable taxes) is within the range and lower than the mean of operating profit margins of the Comparable Companies. As such, we consider a margin of not more than 10% to be fair and reasonable so far as the Independent Shareholders are concerned.

The sales of petroleum and natural gas products (including long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates as described in paragraph (iv) above will be charged at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is stated in the “Letter from the Board” contained in the Circular that the pricing basis that is currently adopted by the Company for the sales of petroleum and natural gas products (including long term sales of natural gas and liquefied natural gas) mainly benchmarks to international oil prices. Since international oil price is market driven, we consider the pricing basis of petroleum and natural gas products (including long term sales of natural gas and liquefied natural gas) to be fair and reasonable.

(vi) Review of the Non-exempt Continuing Connected Transactions by the auditors

The auditors of the Company have performed a review of the Non-exempt Continuing Connected Transactions for the three financial years ended 31 December 2010, 2011 and 2012 (the “Past Transactions”). We noted from the 2010, 2011 and 2012 annual reports of the Company that the auditors confirmed that the Past Transactions (a) had received the approval of the Board; (b) had been entered into in accordance with the pricing policies of the Company; (c) had been entered into in accordance with the relevant agreements governing them; and (d) had not exceeded the relevant annual caps.

Based on the analysis above, the auditors’ review of the Past Transactions and the obligations of the Directors to comply with the Listing Rules to conduct the Non-exempt Continuing Connected Transactions on normal commercial terms, we consider that the Non-exempt Continuing Connected Transactions are being conducted on normal commercial terms.

3.       Proposed Caps

The Non-exempt Continuing Connected Transactions are subject to the relevant Proposed Caps whereby for each of the three financial years ending 31 December 2014, 2015 and 2016, the value of the Non-exempt Continuing Connected Transactions will not exceed the applicable annual amounts stated in the “Letter from the Board” contained in the Circular.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In assessing the reasonableness of the relevant Proposed Caps, we have discussed with the Directors and management of the Company the basis and underlying assumptions for the purpose of setting the relevant Proposed Caps.

(i)       Provision of exploration and support services

Set out below are the approximate value of the provision of exploration and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2010, 2011 and 2012 and for the six months ended 30 June 2013:

				Six months
				ended
	Financial year ended 31 December			30 June
	2010	2011	2012	2013
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the provision of exploration and support services	5,462	6,625	8,349	3,905
Approximate increase as compared to the previous year (%)		21.3%	26.0%

For the past three financial years ended 31 December 2010, 2011 and 2012 and the six months ended 30 June 2013, the Group continued to place exploration work as its top priority and initiated more exploration activities and drilled more exploration wells in various exploration areas. In 2011, the Company’s independent exploration made an aggregate of 13 new discoveries and successfully appraised 18 oil and gas structures in offshore China. New discoveries made in core areas mainly include Kenli 9-1, Bozhong 34-3 and Bozhong 34-4 in Bohai, as well as Weizhou 12-1S and Weizhou 11-7N in Western South China Sea. The increase of level of exploration work resulted in an increase of approximately 21.3% in the value of exploration and support services provided by CNOOC and/or its Associates in 2011 compared with the same period in 2010. Such increase was, in general, in line with the increase in the total exploration and support services expenditures of the Group (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) in that year.

As stated in the Company’s 2012 annual report, the Company continued to increase its investment in exploration, and achieved remarkable results in both shallow water and deepwater areas offshore China as well as overseas. The value of exploration and support services provided by CNOOC and/or its Associates increased by approximately 26.0% compared to 2011. Such growth rate was lower than the increase

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of the total exploration and support services expenditures of the Group (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) in 2012 because less exploration work was awarded to CNOOC and/or Associates as compared to that of independent third party service providers. For the first half of 2013, the aggregate value of the provision of exploration and support services by CNOOC and/or its Associates amounted to approximately RMB3,905 million.

In order to accommodate further development and expansion of the Group’s business, the Company plans to continue to increase its effort and investment in exploration activities, in particular to conduct more deep-water exploration work. The cost for deep-water exploration work is, in general, over 30% higher than that of the typical type of exploration work. In addition, the Group schedules more exploration activities for its overseas projects. In view of the above, it is estimated that the value of exploration and support services provided by CNOOC and/or its Associates in 2014 will increase by approximately 79.7% to RMB15,000 million as compared to the actual value of 2012. For 2015 and 2016, the Group intends to continue to conduct more exploration work to acquire more seismic data and drill more exploration wells in various exploration areas. However, as the results from deep-water exploration are not yet certain, it may be risky for the Group to devote significant resources into these activities before exploration results are substantially certain. Accordingly, by taking a prudent approach and balancing risks and benefits involved, the Directors estimate that the aggregate value of the provision of exploration and support services by CNOOC and/or its Associates will increase annually by approximately 7.3% and 6.8% in 2015 and 2016 respectively. We are provided with a discussion paper regarding the expected exploration activities of the Group in offshore China for the coming three years from 2014 to 2016. We note that the expected number of independent exploration wells of the Group in 2014 will increase by approximately 11.5% as compared to the number of independent exploration wells in 2012 while the expected number of independent deepwater exploration wells in 2014 will increase by three times as compared to the number of independent deepwater exploration wells in 2012. We also note that the Group intends to conduct more exploration work in respect of two-dimensional (“2D”) seismicsurveyin2014withanarea(intermsofkilometre)increasingby approximately 63.8% as compared to the 2D seismic survey area explored in 2012. It is further stated in the discussion paper that the exploration work to be conducted by the Group in 2015 and 2016 is estimated to increase annually by approximately 7%. However, the actual amount of the exploration work to be conducted by the Group in 2015 and 2016 is subject to the results of exploration work to be conducted in 2014. On this basis, the aforesaid annual increases of approximately 79.7%, 7.3% and 6.8% are considered to be reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account the aforesaid factors, the Proposed Caps for the provision of exploration and support services are set as follows:

	Financial year ending 31 December
	2014	2015	2016
	RMB million	RMB million	RMB million
Proposed Caps for the provision of
exploration and support services	15,000	16,100	17,200
Approximate increase as compared to
the annual cap of previous year (%)	79.7%	7.3%	6.8%

Note: Compared to the actual value for 2012	(Note)

(ii)       Provision of oil and gas development and support services

Set out below are the approximate value of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2010, 2011 and 2012 and for the six months ended 30 June 2013:

				Six months
				ended
	Financial year ended 31 December			30 June
	2010	2011	2012	2013
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the provision of oil and gas development and support services	14,190	13,544	23,857	12,000
Approximate (decrease)/increase as compared to the previous year (%)		(4.6)%	76.1%

In 2011, the total oil and gas development services expenditures of the Group (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) in that year increased by approximately 24.5%. However, as advised by the Directors, the Group faced unprecedented challenges in development in 2011 due to unfavourable factors such as bad weather. The impact of typhoons occurred more frequently in 2011 than in previous years. These had great impact on the development projects handled by CNOOC and/or its Associates and

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resulted in delay of certain development projects handled by CNOOC and/or its Associates. This resulted in slight decrease of approximate 4.6% in the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates in 2011.

In 2012, the Company had more than 10 new projects were under construction. As a result of the increase in investment in development and engineering work in 2012 and the postponement of certain development projects handled by CNOOC and/or its Associates in 2011, the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates surged by approximately 76.1% in 2012 as compared to 2011. For the first half of 2013, the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates amounted to approximately RMB12,000 million.

The production of Penglai 19-3 oilfield and the Bozhong 28-2S oilfield group were suspended in 2011 which also resulted in the suspension of development activities in the surrounding area of these oilfields. Since 2012 and during 2013, the development and production activities in these oilfields have gradually resumed. Coupled with more newprojectsunderdevelopmentconstructionasa resultofachievementsin exploration,theDirectorsestimatethatthere willbesignificantincreaseof approximately 97.8% in the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates in 2014 as compared to the actual aggregate value in 2012. According to the Group’s production schedule, out of such expected increase, it is estimated that there will be an increase of approximately 89% in the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates which relate to the Group’s scheduled projects. Also, there will be an estimated increase of around 8% which is subject to the exploration results of other oil and gas fields and the possibility of development of further new projects. Taking into account the expected greater growth rate in development activities in 2014, the Directors anticipate that the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates will only increase slightly by approximately 5% in both of 2015 and 2016. We are provided with a discussion paper regarding the expected development activities of the Group for the coming three years from 2014 to 2016. We note that the expected number of oil and gas projects to be completed in 2014 will increase by approximately 100% as compared to the number of oil and gas projects completed in 2012. We note that the annual increase of development activities of the Group in 2015 and 2016 is more than 5%. We enquire and understand from the Company that quite a number of oil and gas projects to be developed in 2015 and 2016 are located in deepwater areas. In the past, the Group mainly engaged independent third parties but not CNOOC and/or its Associates for development of deepwater oil and gas fields. Accordingly, annual increases of approximately 5.1% and 5.0% are adopted in estimating the Proposed Caps for 2015 and 2016 respectively. On this basis, the respective annual increases of approximately 97.8%, 5.1% and 5.0% for the Proposed Caps in 2014, 2015 and 2016 as set out in the table below are considered to be reasonable.

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Based on such assumptions, the Directors estimate that the Proposed Caps for the provision of oil and gas development and support services are as follows:

	Financial year ending 31 December
	2014	2015	2016
	RMB million	RMB million	RMB million

Proposed Caps for the provision of oil and gas development and support services	47,200	49,600	52,100

Approximate increase as compared to the annual cap of previous year (%)	97.8%	5.1%	5.0%
	(Note)

Note: Compared to the actual value for 2012

(iii) Provision of oil and gas production and support services

Set out below are the approximate value of the provision of oil and gas production and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2010, 2011 and 2012 and for the six months ended 30 June 2013:

				Six months
				ended
	Financial year ended 31 December			30 June
	2010	2011	2012	2013
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the provision of oil and gas production and support services	5,229	6,675	7,523	3,581
Approximate increase as compared to the previous year (%)		27.7%	12.7%

Certain oil and gas projects commenced production in 2011 involved greater technical requirement. Based on relevant qualification and experiences of CNOOC and/ or its Associates, the Group considered that CNOOC and/or its Associates were more capable to provide services for these projects. Therefore, there had been more production and maintenance projects awarded to CNOOC and/or its Associates as compared to the number of projects awarded to independent third party service

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providers in 2011. As a result, the aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates in 2011 increased by approximately 27.7% as compared that of 2010. In 2012, as set out in the Company’s 2012 annual report, adverse factors such as the decrease in the number of new project, the shutdown of production in Penglai 19-3 oilfield, and frequent typhoons created pressure for the Company’s production. As a result, the aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates had only increased by approximately 12.7% in 2012. For the first half of 2013, the aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates amounted to approximately RMB3,581 million.

More oil and gas fields of the Group are expected to commence production in 2013 including the Liwan 3-1 project, which is expected to commence production by end of 2013. Liwan 3-1 is the first PRC large-scaled deepwater gas field which requires a high level of production and support services at higher cost. Moreover, a number of other projects are expected to commence production. As a result, the Directors estimate that the level of production and support services required by the Group in 2014 will increase. In addition, the Group has gradually resumed development and production activities in certain oilfields including the Penglai 19-3 oilfield which was suspended in 2011. Accordingly, the Directors estimate that the aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates will increase to RMB10,500 million in 2014, representing a growth of approximately 39.6% as compared to the actual value for 2012. We are provided with the expected number of oil and gas wells in 2014 and note that the expected number of oil and gas wells in 2014 will increase by approximately 13.8% as compared to the number of oil and gas wells in 2012. As discussed above, Liwan 3-1 is the first PRC large-scaled deepwater gas field which requires a high level of production and support services at higher cost. On this basis, the growth of approximately 39.6% is considered to be reasonable. Furthermore, it is expected that more new oil and gas fields will commence production in 2015 and 2016, but these projects are not as large as the Liwan 3-1 project. On this basis, the Directors estimate that the aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates will increase annually by approximately 10% in both of 2015 and 2016. We note from the operating summary contained in the Company’s 2012 annual report that the mean of annual movement of the total net production of crude and liquids (barrels/ day) and the total net production of natural gas (mmcf/day) from 2008 to 2012 showed an increase of approximately 15.3% and 13.4% respectively. Accordingly, we are of the view that the estimate of approximately 10% annual increase in both of 2015 and 2016 in respect of the provision of oil and gas production and support services by CNOOC and/or its Associates is reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account the aforesaid factors, the Proposed Caps for the provision of production and support services are set as follows:

	Financial year ending 31 December
	2014	2015	2016
	RMB million	RMB million	RMB million
Proposed Caps for the provision of oil and gas production and support services	10,500	11,600	12,800

Approximate increase as compared to the annual cap of previous year (%)	39.6%	10.5%	10.3%
	(Note)

Note:     Compared to the actual value for 2012

(iv) Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

Set out below are the approximate value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates for the three financial years ended 31 December 2010, 2011 and 2012 and for the six months ended 30 June 2013:

				Six
				months
				ended
	Financial year ended 31 December			30 June
	2010	2011	2012	2013
	RMB	RMB	RMB	RMB
	million	million	million	million
Aggregate value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	90,869	127,270	157,441	85,835
Approximate increase as compared to the previous year (%)		40.1%	23.7%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We are advised by the Directors that nearly all the sales under this category relates to the sales of petroleum. Minimal amount of natural gas products are sold to CNOOC and/or its Associates under this category because natural gas products are mainly sold to CNOOC and/or its Associates under long term sales contracts as more particularly discussed below.

As set out in the Company’s 2011 annual report, the Company’s average realisedoilpricewasUS$109.75perbarrel,representinganincreaseof approximately 40.8% year over year due to strong demand for crude oil and the higher benchmark oil prices in the Far East. This mainly contributed to the increase in the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) of approximately 40.1% by the Group to CNOOC and/or its Associates. In 2012, there was an increase in the oil and gas sales to CNOOC and/or its Associates as more sales were conducted through an Associate of CNOOC (which obtained crude oil sales licence in the PRC in end of 2010) for the Group’s oil trading business in the PRC. After getting the sales licence in the PRC, more sales were made by the Company to such Associate of CNOOC which gradually replaced the Company’s contracts with independent customers. The Directors consider that such centralised sales arrangement allows the Group to focus on only fewer number of customers and it is more cost-effective. In 2012, the Company’s average realised oil price was US$110.48 per barrel, representing an increase of approximately 0.7% compared to that of 2011. The increase in average realised oil price together with an increase in quantity sold to CNOOC and/or its Associates had resulted in an increase in the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates of approximately 23.7% in 2012. For the six months ended 30 June 2013, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) amounted to approximately RMB85,835 million.

When determining the annual caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas), the Directors make reference to, among other things, the scheduled production capacity of the Group for coming years. The Directors also discussed with the managementofCNOOCand/oritsAssociatesregardingtheirbusiness development and demand for petroleum and natural gas products for coming years. Based on such discussions, the Company notes that CNOOC’s refinery project in Hainan Province, the PRC is expected to commence production in end of 2013 and the demand for petroleum and gas products from CNOOC and/or its Associates is expected to increase. Also, as mentioned above, more sales were made by the Company to an Associate of CNOOC which gradually replaced the Company’s contracts with independent customers. The Company understands from CNOOC that it intends to devote more resources into this Associate such as expanding its sales network. As a result, more sales are anticipated to be made to such Associate by the Group. In February 2013, the Company completed the acquisition of Nexen Inc. (“Nexen”), a Canadian oil and gas company. The Group intends to utilise CNOOC and/or its Associates trading platform to make more

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sales of petroleum and natural gas products of Nexen. Taking into account of the above, the Directors estimate that quantity of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates will increase by approximately 75% in 2014 as compared to that in 2012. We have obtained the indicative purchase order issued by CNOOC from the Company in respect of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (including purchase of petroleum and natural gas products from Nexen) for the coming three years and note that the expected purchase quantity of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by CNOOC and/or its Associates in 2014 set out in the indicative order of CNOOC is approximately 75% more than the actual sale quantity by the Group to CNOOC and/or its Associates in 2012.

In determining the annual cap for 2014, the Directors also made reference to the historical sales prices for crude oil during January 2012 to September 2013 and assume the sale prices in 2014 to be in the region of US$126.5 per barrel, representing an increase of approximately 14.5% as compared to the average realised oil price of US$110.48 per barrel in 2012. The petroleum sold by the Group is mainly heavy oil. Therefore, we conduct research on Bloomberg with respect to historical heavy oil monthly prices during January 2012 to September 2013 in Indonesia and note that such heavy oil monthly prices were in a range from approximately US$98 to US$126 per barrel from January 2012 to September 2013. For estimating the annual cap, we consider the use of heavy oil price at the high range (i.e. US$126 per barrel) is reasonable as the oil prices have been volatile as demonstrated in Indonesia heavy oil monthly prices during January 2012 to September 2013 and future oil prices for 2014 cannot be accurately predicted by the Directors. Therefore, the use of heavy oil price at the high range (i.e. US$126 per barrel) provides flexibility for the Group to capture the business opportunities offered by CNOOC and/or its Associates should they place more orders with the Group. In addition, given the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) contemplated under the Comprehensive Framework Agreement will be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties, we consider the use of this price is acceptable. A buffer of 10% has also been incorporated by the Directors when determining the annual cap to cater for possible adjustments in prices and further growth in businesses of the Group and CNOOC and/or its Associates. Given the basis set out above (i.e. (1) flexibility for the Group to capture the business opportunities; (2) sales to be conducted, after arm’s length negotiations among parties, on normal commercial terms pursuant to the terms of the Comprehensive Framework Agreement; and (3) oil prices having been volatile in the past and the difficulty to accurately predict future oil prices as discussed above), we consider the buffer to be acceptable. Based on the above factors, the Directors estimate that the aggregate value for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) with CNOOC and/or its Associates will be RMB346,700 million in 2014.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In estimating the annual caps for 2015 and 2016, the Directors have assumed an increase in price of 10% taking into account factors such as inflation and recovery of global economy. We note from the operating summary contained in the Company’s 2012 annual report that the mean of annual movement of average realised oil price from 2008 to 2012 showed an increase of approximately 9.7%. Accordingly, we are of the view that the estimate of approximately 10% annual increase in sales prices is reasonable. The Directors understand from the management of CNOOC and/or its Associates that there will not be any major expansion of their downstream business in 2015 and 2016. On this basis and coupled with the sales quantity of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) being estimated to have a greater increase in 2014, the Directors anticipate a moderate growth in 2015 and a slight growth in 2016. Accordingly, the Directors estimate that the quantity of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) sold by the Group to CNOOC and/or its Associates will increase by approximately 15% and 4.5% in 2015 and 2016 respectively. Based on the aforesaid indicative purchase order for coming three years issued by CNOOC, we note that the expected purchase quantity of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by CNOOC and/orits Associatesin2015and2016representsanannualgrowthof approximately 15% and 4.5% respectively. On this basis, the Directors estimate that the aggregate value for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) with CNOOC and/or its Associates will be RMB438,600 million and RMB504,400 million in 2015 and 2016 respectively.

Following incorporation of these factors, the Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) are set as follows:

	Financial year ending 31 December
	2014	2015	2016
	RMB million	RMB million	RMB million

Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	346,700	438,600	504,400
Approximate increase as compared to the annual cap of previous year (%)	120.2%	26.5%	15.0%
	(Note)

Note: Compared to the actual value for 2012

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)       Long term sales of natural gas and liquefied natural gas

Set out below are the approximate value of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates for the three financial years ended 31 December 2010, 2011 and 2012 and for the six months ended 30 June 2013:

				Six months
				ended
	Financial year ended 31 December			30 June
	2010	2011	2012	2013
	RMB million	RMB million	RMB million	RMB million
Aggregate value of the long term sales of natural gas and liquefied natural gas	4,434	5,896	5,937	3,126
Approximate increase as compared to the previous year (%)		33.0%	0.7%

In 2011, the Group’s total long term sales of natural gas and liquefied natural gas (being the aggregate sales to independent third party customers as well as CNOOC and/ or its Associates) increased by approximately 14.7%. As advised by the Directors, more sales were made to CNOOC and/or its Associates as compared to independent customers during the year. More sales were made to an Associate of CNOOC and gradually replaced contracts with the Group’s independent customers since 2010. This arrangement allows the Group to leverage on the customer base and sales channel of such Associate of CNOOC to boost sales, as well as to save costs. Together with an increase in the Company’s average realised gas price as compared to 2010, the aggregate value of the long term sales of natural gas and liquefied natural gas increased by approximately 33% in 2011 as compared to 2010. In 2012, long term sales of natural gas and liquefied natural gas with CNOOC and/or its Associates was at a level similar to that in 2011, which was in line with the Group’s total long term sales of natural gas and liquefied natural gas (being the aggregate sales to independent third party customers as well as CNOOC and/or its Associates) in 2012. For the six months ended 30 June 2013, the Group’s long term sales of natural gas and liquefied natural gas with CNOOC and/or its Associates amounted to approximately RMB3,126 million.

Based on the Group’s production schedule, the Group’s first PRC large-scaled deepwater gas field, the Liwan 3-1 project, is expected to commence production in end of 2013. The size of operation of the Liwan 3-1 gas field is significantly greater than that of the Group’s existing gas fields. In addition, a number of gas fields are expected to commence production in 2014. Therefore, more natural gas and liquefied natural gas

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

will be available for sale in 2014. We have obtained the indicative purchase order issued by CNOOC from the Company in respect of long term sales of natural gas and liquefied natural gas for coming three years and note that the expected purchase quantity of long term sales of natural gas and liquefied natural gas by CNOOC and/or its Associates in 2014 set out in indicative order of CNOOC is approximately 80% more than the actual sale quantity by the Group to CNOOC and/or its Associates in 2012. Furthermore, we understand from the Directors that the PRC government published the new maximum state-prescribed (province) gas prices in June 2013, and the maximum local incremental gas tiptop fixing price has been adjusted upward. The price of gas produced from the Liwan 3-1 project will be determined with customers by referencetotherecentmaximumpricesprescribedbythePRCgovernment. Accordingly, gas produced from the Liwan 3-1 project is expected to be sold at a price significantly higher than most of the existing sale prices of the Group’s gas products produced in other gas fields. Based on the above factors, the Directors estimate that the aggregate value of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates will increase substantially to RMB30,700 million in 2014, representing an increase of approximately 417.1% as compared to the actual sales in 2012. The Group supplies gas mainly to four provinces in the PRC. Based on maximum state-prescribed (province) gas prices published in June 2013 and the 2012 average realized price of natural gas of the Group shown in 2012 annual report of the Company, we calculate the average increase of maximum state-prescribed (province) gas prices of these four provinces published in June 2013 as compared to the Group’s 2012 average realised price of natural gas which is approximately 143.4%. Gas produced from the Liwan 3-1 project is expected to be mainly supplied to a province with local realized natural gas price in 2012 lower than the 2012 average realized price of natural gas of the Group. The increase of maximum state-prescribed (province) gas price published in June 2013 of such province to which gas produced from the Liwan 3-1 project to be mainly supplied as compared to local realized natural gas price in 2012 of such province is approximately 199.1%. The mean of these increases (i.e. 143.4% and 199.1%) is approximately 171.3%. By taking into account the expected increase of sales quantity of approximately 80% and the increase of maximum state-prescribed (province) gas price of approximately 171.3%, the estimated growth of sales of natural gas and liquefied natural gas to CNOOC and/or its Associates in 2014 is approximately 388.3% ((1 + 0.8 (being increase of sales quantity)) x (1 + 1.713 (being increase of maximum state-prescribed (province) gas price)) – 1) which is close to the increase of approximately 417.1% of 2014 Proposed Caps as compared to the 2012 actual value. On this basis, we consider the 2014 Proposed Caps to be reasonable. In estimating the annual caps for 2015 and 2016, the Directors have assumed an annual increase in sale prices of approximately 10% taking into account factors such as inflation and possible price adjustment. We note from the operating summary contained in the Company’s 2012 annual report that the mean of annual movement of average realised gas price from 2008 to 2012 showed an increase of approximately 10.9%. Accordingly, we are of the view that the estimate of approximately 10% annual increase in gas product sales price is reasonable.

As the sales quantity of natural gas and liquefied natural gas to CNOOC and/or its Associates is estimated to have a significant increase in 2014, the Directors anticipate a moderate growth in 2015 and a slight growth in 2016. Accordingly, the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Directors estimate that the sales quantity of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates will increase by approximately 15% and 4.5% in 2015 and 2016 respectively. Based on the aforesaid indicative purchase order for coming three years issued by CNOOC, we note that the expected purchase quantity of long term sales of natural gas and liquefied natural gas by CNOOC and/or its Associates in 2015 and 2016 represents an annual growth of approximately 15% and 4.5% respectively. Taking into account the above, the Directors estimate that the aggregate value of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates will increase to RMB38,900 million and RMB44,700 million in 2015 and 2016 respectively.

Taking into account the aforesaid factors, the Proposed Caps for the long term sales of natural gas and liquefied natural gas are set as follows:

	Financial year ending 31 December
	2014	2015	2016
	RMB million	RMB million	RMB million
Proposed Caps for the long term sales of natural gas and liquefied natural gas	30,700	38,900	44,700
Approximate increase as compared to the annual cap of previous year (%)	417.1%	26.7%	14.9%
	(Note)

Note:          Compared to the actual value for 2012

The utilization rate of 2013 annual caps (calculated by reference to the actual value for first half of 2013 and the 2013 annual caps) of exploration, development, production, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas), and long term sales of natural gas and liquefied natural gas are approximately 33%, 31%, 36%, 29% and 15% respectively which are all below 50%. We understand from the Directors that this is mainly contributed by, among other things, (1) weather conditions and governmental approval process. These would affect the exploration, development and production activities which, in turn, may cause delay for completion of oil and gas projects; and (2) terms offered by CNOOC and/or its Associates may not always be competitive as compared to terms offered by independent third parties. In this case, the Company does not proceed with the Continuing Connected Transactions so as to safeguard interests of the Independent Shareholders. Regarding the aforesaid low utilization rate, we do not put much weighting on it because (1) the Continuing Connected Transactions contemplated under the Comprehensive Framework Agreement will be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties pursuant to the Comprehensive Framework Agreement; (2) the Proposed Caps provide flexibility for the Group to manage its business with CNOOC and/or its Associates should the Directors consider that the conduct of the Continuing Connected Transactions is in the interests of the Company; and (3) the Proposed Caps relate to future activities of the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Group for coming three years. Accordingly, we focus mainly on the underlying assumptions(includingfuturedevelopmentoftheGroupsuchasexpected commencement of production of Liwan 3-1 gas field in end of 2013) adopted by the Directors in determining the Proposed Caps.

Having considered the basis on which the Proposed Caps were determined as described above, we are of the view that the relevant Proposed Caps are fair and reasonable.

4.       Conditions of the Non-exempt Continuing Connected Transactions

In compliance with the Listing Rules, the conduct of the Non-exempt Continuing Connected Transactions is subject to a number of conditions which include, among other things:

(i)       the Proposed Caps for each of the three financial years ending 31 December 2014, 2015 and 2016 will not be exceeded;

(ii)
the independent non-executive Directors must, in accordance with Rule 14A.37 of the Listing Rules review annually the Continuing Non-exempt Connected Transactions and confirm in the Company’s annual report and accounts that the Non-exempt Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Company; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; ,

(iii)
the auditors of the Company will, in accordance with Rule 14A.38 of the Listing Rules, review annually the Non-exempt Continuing Connected Transactions and they will confirm in a letter to the Board (a copy of which letter will be provided to the Stock Exchange at least ten business days prior to the bulk printing of the annual report of the Company) whether the Non-exempt Continuing Connected Transactions:

(a)       have received the approval of the Board;

(b)	are in accordance with the pricing policies of the Group if the transactions involve provision of goods or services by the Group;

(c)	have been entered into in accordance with the relevant agreements governing the Non-exempt Continuing Connected Transactions; and

(d)       have not exceeded the relevant Proposed Caps;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)
the Company shall promptly notify the Stock Exchange and publish an announcement in accordance with the Listing Rules if it knows or has reason to believe that the independent non-executive Directors and/or the auditors will not be able to confirm the matters set out in points (ii) and/or (iii) above respectively;

(v)
the Company will allow and procure that CNOOC and/or its Associates will allow the auditors of the Company sufficient access to the relevant records of the Non-exempt Continuing Connected Transactions for the purpose of the auditors’ review as referred to in point (iii) above. The Board must state in the annual report whether its auditors have confirmed the matters stated in Rule 14A.38 of the Listing Rules; and

(vi)
the Company will comply with the applicable provisions of the Listing Rules governing connected transactions in the event that the total amount of the Non-exempt Continuing Connected Transactions exceeds the Proposed Caps, or that there is any material amendment to the terms of the Comprehensive Framework Agreement.

In light of the conditions attached to the Non-exempt Continuing Connected Transactions, in particular, (1) the restriction of the amount of the Non-exempt Continuing Connected Transactions by way of the Proposed Caps; (2) the ongoing review by the independent non-executive Directors and auditors of the Company regarding the terms of the Non-exempt Continuing Connected Transactions; and (3) the continuing review by the auditors of the Company confirming the Proposed Caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Non-exempt Continuing Connected Transactions and safe guard the interests of the Independent Shareholders.

5.	Duration of agreements regarding long term sales of natural gas and liquefied natural gas

(i)       Reasons for the duration of agreements exceeding three years

We have discussed with the Directors the rationale for the duration of the agreements regarding the long term sales of natural gas and liquefied natural gas.

Huge capital resources are required to develop a gas field as a result of heavy capital expenditures to construct the gas field platform and long-distance pipelines. In order to ensure the return on the investment, the Group will identify its target customers and sign long duration supply agreements/sales contracts with them during the development phase of the gas field. It is the Group’s practice to make reference mainly to the estimated reserves and production profile of the relevant gas fields for stable supply of natural gas and liquefied natural gas to determine the duration of supply agreements/sales contracts.Accordingly, the Group entered into supply agreements/sales contracts with CNOOC and/or its Associates for duration of 5 years to 20 years for sales of natural gas, with certain supply agreements/sales contracts ending upon the end of the life (by reference to the economic exploration life or production life) of the gas fields. Supply agreements/sales contracts for sales of liquefied natural

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

gas are entered into between the Group and CNOOC and/or its Associates for a duration of around 25 years. We review a brief summary of duration of the natural gas supply agreements/sales contracts with CNOOC and/or its Associates and the expected life of gas field as provided by the Company and discuss the same with the Company. The duration of the long term sales of natural gas contracts is summarised as follows:

Duration of contracts (approximate)
Contracts with fixed duration	5 to 20 years
Contracts with duration relating to life of gas fields	25 to 28 years (Note)

Note:
There are two contracts with duration relating to the life of the gas fields with duration ending upon the end of the economic exploration life of the gas fields. Among these two contracts, one of the contract was originally with a fixed duration in the original contract until the parties signed a supplemental contract, under which the duration of the contract will end when economic exploration life of the gas field ends. The above duration of contracts is determined based on the estimated life of the gas fields assessed by the Company at the time of signing the supplemental contracts as compared to the date of the original contract.

For contracts with fixed duration, we note that five supply agreements/sales contracts with duration as same as the expected life of the relevant gas field while ten supply agreements/sales contracts with duration shorter than the expected life of the relevant gas field. The reason for such shorter duration is that after conducting analysis, the Company considers that the relevant gas fields associated with these contracts cannot have stable supply of natural gas throughout the entire life of the gas fields. Accordingly, the Company enters into these ten supply agreements/sales contracts with shorter duration.

Among these ten supply agreements/sales contracts with duration shorter than the expected life of the relevant gas field, there are four supply agreements/sales contracts with contract duration of five years while the estimated life of the relevant gas field is 20 years. The executive Directors advised that all these four contracts relate to one gas field. Before the signing of these four five-year contracts, the Company had been in discussion with another customer for a long-term contract to supply natural gas from this gas field for a duration of 15 years. Having considered the production schedule and estimated reserve of this gas field as well as the discussion of this 15-year long term natural gas supply contract, the Company considers not feasible to enter into other long-term natural gas supply contracts with these four connected persons relating to this gas field. The executive Directors are of the view that if the Company entered into other long-term natural gas contracts with these four connected persons relating to this gas field, the Company may be exposed to a risk of being not able to meet the scheduled supply of natural gas. If this happens, the Company may be sued for damages. As a result, the Company entered into the other four supply agreements/sales contracts with a shorter duration of five years. There is only one sales contract for liquefied natural gas with CNOOC and/or its Associates. In determining the duration of the sales contract for liquefied natural gas, we understand from the Company that they also adopt the aforesaid basis (i.e. by reference to the estimated reserve and the period of stable supply of liquefied natural gas).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given the substantial capital investment in the gas field, the Directors consider and we concur that it is in the interests of the Group to secure CNOOC and/or its Associates as an “anchor” customer, matching the estimated gas reserve and production profile of the gas field for stable supply of natural gas and liquefied natural gas. Shortening the period of the duration of the supply agreements/sales contracts to three years may leave the Group significantly exposed to the risk of a shortfall in customer demand. Accordingly, we are of the view that a period of longer than three years is required for the Group to lock-in the return on the gas field investment. Pursuant to the Comprehensive Framework Agreement, if the Company fails to obtain the Independent Shareholders’ approval regarding the annual caps for the long term sales of natural gas and liquefied natural gas after 31 December 2016, the supply agreements/sales contracts will be terminated. We consider that the Independent Shareholders’ interests are protected by this mechanism.

(ii)       Third party agreements

We were provided with a brief summary of sales contracts with independent third parties by the Directors and noted that the Group entered into a number of sales contracts in respect of long term sales of natural gas with independent third parties. As noted from the brief summary, certain of the long term sales contracts have a fixed duration while the others have a duration relating to the life (by reference to the economic exploration life or production life) of the gas fields. The duration of the long term sales of natural gas contracts is summarised as follows:

Duration of contracts (approximate)
Contracts with fixed duration	6 to 25 years (Note 1)
Contracts with duration relating to life of gas fields	9 to 28 years (Note 2)

Notes:

1.
For one of the contracts, it was originally signed with a fixed duration. However, the parties signed a supplemental contract subsequently with a duration ending in 2017 or until the end of the life of the gas field. The Company estimated that the life of the gas field will also end in 2017. As a result, we have classified that contract with fixed duration counting from the start of the original contract signed up to 2017.

2.
There are four contracts with duration relating to the life of the gas field. The duration of one of the contracts will end when declining phase ends or when the economic exploration life of the gas field ends. The duration of one of the contracts will end at the end of the life of the gas field. For the remaining two contracts, the duration was fixed in the original contracts until the parties signed supplemental contracts, under which the duration of the two contracts will end when economic exploration life of the gas field ends. The above duration of contracts is determined based on (a) their respective signing time of the contracts (signing time of the original contracts for the case with supplemental contracts signed), and (b) their respective estimated ending time of the declining phase, economic exploration life or life of the relevant gas fields at the time of signing the contracts (supplemental contract if there is any).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The duration of long term sales of natural gas between the Group and independent third parties is in a range of from 6 years to 28 years. The duration of contracts with CNOOC and/or its Associates in relation to long term sales of natural gas in a range of 5 to 28 years is similar to this range. The Group does not have any long term contracts for sales of liquefied natural gas with independent third parties.

Based on our own research on internet, we have reviewed publicly available information regarding supply of natural gas or liquefied natural gas arrangements which involve contracts with duration in excess of three years. Our findings are as follows:

Chevron Corporation (“Chevron”) is one of the world’s leading integrated energy companies, and listed on the New York Stock Exchange with market capitalisation of approximately US$231,765.6 million as of the day immediately before the Latest Practicable Date. As shown in the 2012 annual report, Chevron recorded revenue and other income, and net income attributable to Chevron of approximately US$241,909 million and US$26,179 million respectively for the year ended 31 December 2012. Chevron is engaged in, among other things, exploration, production and transportation of crude oil and natural gas. Since Chevron is engaged in natural gas business, we search on website of Chevron and identify certain long term supply of liquefied natural gas arrangements. From the search, we note that Chevron group enters into liquefied natural gas agreement with Osaka Gas Co., Ltd. (“Osaka Gas”). It is stated in the corporate profile of Osaka Gas published in July 2013 that Osaka Gas commenced its business operations in 1905 and is now serving 7 million natural gas customers in the Kansai Region in Japan with strong focus on international energy business from upstream to mid- and down-stream. It is further stated in the corporate profile that Osaka Gas recorded operating revenue and net income of approximately US$14.7 billion and US$558 million respectively for the year ended 31 March 2013. We have also conducted a search on the website of Osaka Gas and identify further long term supply of liquefied natural gas arrangements. In view of the size of operation of Chevron and Osaka Gas, we consider that their long term supply of liquefied natural gas arrangements are fair and representative samples. Relevant details of long term supply of liquefied natural gas arrangements of Chevron and Osaka Gas with duration of 15 years or above are set out below:

Parties	Period of agreement	Details of the transactions

(a) Osaka Gas
(i) Ichthys LNG Pty Ltd; and	15 years	Osaka Gas, in a consortium of buyers, entered into agreement with Ichthys LNG Pty Ltd for a purchase of 800,000 tons per annum of liquefied natural gas produced in Australia.
Osaka Gas

Date of media release:

6 December 2011

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Parties	Period of agreement	Details of the transactions

(ii) Osaka Gas; and Okinawa Electric Power Company, Inc. Date of agreement: 22 February 2011	27 years	An agreement was reached between Osaka Gas and Okinawa Electric Power Company, Inc. for a long-term sale and purchase of liquefied natural gas of about 400,000 tons per annum.

(ii) Shell Eastern Trading (Pte.) Ltd.; and Osaka Gas Date of agreement: 7 July 2010	25 years	Shell Eastern Trading (Pte.) Ltd. and Osaka Gas signed an agreement for supply of liquefied natural gas of up to 800,000 tons per annum from Shell to Osaka Gas.

(iv) Osaka Gas; and Shizuoka Gas Co., Ltd. Date of agreement: 23 June 2010	20 years	Osaka Gas signed an agreement with Shizuoka Gas Co., Ltd for supply of liquefied natural gas of approximately 300,000 tons per annum to Shizuoka Gas Co., Ltd.

(v) Papua New Guinea LNG Global Company LDC; and Osaka Gas	20 years	Papua New Guinea LNG Global Company LDC entered into an agreement with Osaka Gas for supply of liquefied natural gas to Osaka Gas of approximately 1.5 million tons per annum.

Date of agreement:

22 December 2009

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Period of
Parties		agreement	Details of the transactions

(vi)	Chevron Australia Pty Ltd;	25 years	The three parties entered into an agreement that Chevron Australia Pty Ltd and Chevron (TAPL) Pty Ltd will together supply Osaka Gas liquefied natural gas of 1.375 million tons per annum.

Chevron (TAPL) Pty Ltd; and

Osaka Gas

Date of agreement:

10 September 2009

(b) Chevron

(i)	Chevron; and	20 years
Chevron has signed binding long- term sales and purchase  agreements with Chubu Electric Power Company Inc. for supply of 1 million tons per annum of liquefied natural gas from a project in western Australia for up to 20 years.

Chubu Electric Power Company Inc.

Date of media release:

28 March 2013

(ii)	Chevron; and	25 years	Chevron and Chubu Electric Power Co., Inc. entered into agreement for supply of liquefied natural gas by Chevron of 1.44 million tons per annum.

Chubu Electric Power Co., Inc.

Date of media release:

16 December 2009

(iii)	Chevron; and	15 years with an option to extend for a further 5 years	Chevron signed a head of agreement with Korea Gas Corporation for supply of liquefied natural gas of 1.5 million tons per annum from Chevron.
Korea Gas Corporation

Date of media release:

15 September 2009

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Parties		Period of agreement	Details of the transactions

(iv)	Chevron; and	25 years	Chevron signed an agreement with Tokyo Gas Co., Ltd. for supply of liquefied natural gas from Chevron of 1.1 million tons per annum.

Tokyo Gas Co., Ltd.

Date of media release:

9 September 2009

(v)	Chevron; and	20 years	Chevron and GS Caltex Corporation signed an agreement for supply of liquefied natural gas from Chevron of 0.5 million tons per annum.

GS Caltex Corporation

Date of media release: 9 September 2009

Sources:                 The websites of Osaka Gas and Chevron

Based on the above arrangements of Osaka Gas and Chevron, the duration of supply contracts of liquefied natural gas ranges from 15 years to 27 years. The duration of supply of (i) natural gas and (ii) liquefied natural gas by the Group to CNOOC and/ or its Associates are (i) 5 years to 20 years, with certain contracts with a duration ending at the life (by reference to the economic exploration life or production life) of the gas fields in a range of 25 years to 28 years and (ii) around 25 years respectively. As discussed above, the Group makes reference mainly to the estimated reserves and production profile of the relevant gas fields for stable supply of natural gas and liquefied natural gas to determine the duration of supply agreements/sales contracts. The high end of the durations of supply of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates of 28 years is similar to the high end of the range of 27 years for the above third party arrangements by Osaka Gas and Chevron.

In light of the above, we are of the opinion that the duration of the agreements regarding the long term sales of natural gas and liquefied natural gas of the Group for such longer duration is in line with normal business practice for contracts of this type.

OPINION AND RECOMMENDATION

Having taken into account the above principal factors, we consider that the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and the terms of the Comprehensive Framework Agreement with CNOOC in relation to the Non-exempt Continuing Connected Transactions are on normal commercial terms. We also consider that the Proposed Caps and the terms of the Comprehensive Framework Agreement with CNOOC in relation to the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In view of substantial capital investment in the gas fields, we concur with the Directors’ view that a longer period is required for the long term sales of natural gas and liquefied natural gas to safeguard the Group’s return on the gas field investment.

Based on our research into other long term sales of natural gas and liquefied natural gas arrangements summarised above, we consider that it is normal business practice for agreements of a similar nature to the agreements with CNOOC and/or its Associates to be with a duration exceeding 3 years.

Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Comprehensive Framework Agreement, the Non-exempt Continuing Connected Transactions and the Proposed Caps.

Yours faithfully, for and on behalf of SOMERLEY LIMITED Richard Leung Director

APPENDIX I	GENERAL INFORMATION

1.       RESPONSIBILITY STATEMENT

This Circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2.       DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange were as follows:

Interests in share options granted by the Company

				Underlying
			Exercise	shares granted
				pursuant to
Name of grantee	Date of grant		price	options
			(HK$)
Executive Directors
Wu Guangqi	31	Aug 2005	5.62	1,610,000
	14	June 2006	5.56	1,770,000
	25	May 2007	7.29	1,857,000
	29	May 2008	14.828	1,857,000
	27	May 2009	9.93	1,857,000
	20	May 2010	12.696	1,857,000

APPENDIX I	GENERAL INFORMATION

Name of grantee	Date of grant		Exercise price	Underlying shares granted pursuant to options
			(HK$)
Non-executive Directors
Yang Hua	24	February 2003	2.108	1,150,000
	5	February 2004	3.152	1,150,000
	31	August 2005	5.62	1,610,000
	14	June 2006	5.56	1,770,000
	25	May 2007	7.29	1,857,000
	29	May 2008	14.828	1,857,000
	27	May 2009	9.93	2,835,000
	20	May 2010	12.696	2,000,000

Zhou Shouwei	24	February 2003	2.108	1,750,000
	5	February 2004	3.152	1,750,000
	31	August 2005	5.62	2,450,000
	14	June 2006	5.56	2,700,000
	25	May 2007	7.29	2,835,000
	29	May 2008	14.828	2,835,000
	27	May 2009	9.93	1,800,000
	20	May 2010	12.696	1,800,000

Wu Zhenfang	31	August 2005	5.62	800,000
	14	June 2006	5.56	1,770,000
	25	May 2007	7.29	1,857,000
	29	May 2008	14.828	1,857,000
	27	May 2009	9.93	1,800,000
	20	May 2010	12.696	1,800,000
Interests in shares
				Approximate
			Ordinary	percentage of
			shares	total issued
Name of Director	Nature of interest		held	share capital

Chiu Sung Hong*	Beneficial interest		1,150,000	0.003%

*
Mr. Chiu Sung Hong exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company on 19 July 2013 and the allotment was completed on 26 July 2013.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7

APPENDIX I	GENERAL INFORMATION

and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange.

3.       SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Approximate
Name of substantial shareholder of	Ordinary	percentage of
		the total
the Company	shares held	issued shares
CNOOC BVI	28,772,727,268	64.44%
OOGC	28,772,727,273	64.44%
CNOOC	28,772,727,273	64.44%

Note:
CNOOC BVI is a direct wholly owned subsidiary of OOGC, which in turn is an indirect wholly owned subsidiary of CNOOC. Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Save as disclosed above, as at the Latest Practicable Date, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX I	GENERAL INFORMATION

4.       PROFESSIONAL QUALIFICATIONS AND CONSENTS

The following are the qualification of the experts who have given their opinions or advised which are contained in this Circular:

Names	Qualifications

Somerley Limited
A  corporation  licensed  to  carry  out  type  1 (dealing  in  securities),  type  4  (advising  on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

Jones Lang LaSalle Corporate Appraisal and Advisory Limited	Independent property valuer

(a)
As at the Latest Practicable Date, none of Somerley and Jones Lang LaSalle had any beneficial interest in the share capital of any member of the Group, did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which had been, since 31 December 2012, being the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b)
Somerley and Jones Lang LaSalle have given and have not withdrawn their respective written consent to the issue of this Circular with inclusion of their opinions and letters, as the case may be, and the references to their names included herein in the form and context in which they respectively appear.

5.       MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2012, being the date to which the latest published audited financial statement of the Company have been made up.

6.       SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

APPENDIX I	GENERAL INFORMATION

7.       INTERESTS OF DIRECTORS

(a)
The Directors are not aware that any Director or his respective Associates had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant to the business of the Group taken as a whole.

(c)
Since 31 December 2012, being the date of the latest published audited consolidated accounts of the Company, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

8.       GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(b)	The Company’s registrar is Hong Kong Registrars Limited of Shops 1712-1716,17th Floor, Hopewell Center, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The English text of this Circular and the accompanying form of proxy shall prevail over the Chinese text in the case of any inconsistency.

9.       DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday (other than public holidays) at the offices of Davis Polk & Wardwell at 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, from the date of this Circular up to and including 22 November 2013:

(a)	the Comprehensive Framework Agreement entered into between the Company and CNOOC;

(b)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 24 of this Circular;

(c)	the letter of advice issued by Somerley, the text of which is set out on pages 25to 55 of this Circular;

(d)	the letter issued by Jones Lang LaSalle confirming certain matters set forth in the Letter from the Board referred to on page 11 of this Circular; and

(e)	the written consents referred to in paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 27 November 2013 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as an Ordinary Resolutions:

ORDINARY RESOLUTIONS

1.
“THAT the Non-exempt Continuing Connected Transactions as described in the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

2.	“THAT the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 8 November 2013

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.
Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for the ordinary resolutions set out in the notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.
The register of members of the Company will be closed from 22 November 2013 (Friday) to 27 November2013 (Wednesday) (both days inclusive), during which no transfer of Shares will be registered. In order to qualify for attending the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 21 November 2013 (Thursday).

7.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled“Definitions” on pages 1 to 4 of the Circular of the Company dated 8 November 2013.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 27 November 2013 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as an Ordinary Resolutions:

ORDINARY RESOLUTIONS

1.
“THAT the Non-exempt Continuing Connected Transactions as described in the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

2.	“THAT the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed.”
By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 8 November 2013

1

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Hong Kong

Notes:

1.
Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for the ordinary resolutions set out in the notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.
The register of members of the Company will be closed from 22 November 2013 (Friday) to 27 November 2013 (Wednesday) (both days inclusive), during which no transfer of Shares will be registered. In order to qualify for attending the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company's registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 21 November 2013 (Thursday).

7.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled "Definitions" on pages 1 to 4 of the Circular of the Company dated 8 November 2013.

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

2

Exhibit 99.3

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)
Form of proxy for the Extraordinary General Meeting to be held on 27 November 2013

I/We (Note 1)
of
being the registered holder(s) of                                                                                                           shares (Note 2) of HK$0.02 each
in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3)
or
of
as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 27 November 2013 at 3:00 p.m. for the purposes of considering and, if thought fit, passing the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Ordinary Resolutions as indicated below (Note 4).

ORDINARY RESOLUTION		FOR (Note 4)	AGAINST (Note 4)
1.	To approve the Non-exempt Continuing Connected Transactions
2.	To approve the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions

Dated this                         day of                     2013                                                      Signed (Note 5)____________________________
Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting in person if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

Exhibit 99.4

NOTIFICATION LETTER

8 November 2013
Dear Non-registered holder (1),

CNOOC Limited (the “Company”)
–Notice of publication of Circular, Notice of Extraordinary General Meeting and Proxy Form (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Announcement” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully, By order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

CNOH-07112013-1(21)

Request Form